Exhibit 99.1

Ardagh Metal Packaging S.A. and Gores Holdings V Announce Completion of Business Combination

AMP Raises Approximately $1.0 Billion Gross Proceeds

To Commence Trading on NYSE on August 5 Under Ticker “AMBP”

LUXEMBOURG & LOS ANGELES - (August 4, 2021) – Ardagh Metal Packaging S.A. (“AMP” or the “Company”), a leading provider of sustainable and infinitely-recyclable beverage cans and Gores Holdings V, Inc. (“Gores Holdings V”) (NASDAQ: GRSV, GRSVU and GRSVW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, today announced the completion of their previously announced business combination (the “Business Combination”). The combined company will be named Ardagh Metal Packaging S.A. and will commence trading on the New York Stock Exchange on August 5, 2021 under the new ticker symbol “AMBP”. The Business Combination was approved at a special meeting of Gores Holdings V stockholders on August 3, 2021.

As a global leader in the supply of sustainable and infinitely recyclable beverage cans, AMP has a leading presence in the Americas and Europe and is the second-largest beverage can producer in Europe and the third-largest in the Americas. AMP is the only listed pure-play beverage can company of scale and believes that strong demand in traditional and new beverage categories, coupled with environmentally-conscious end consumers, is driving an inflection point in beverage can demand and creating multi-faceted growth opportunities which AMP is well-positioned to capitalize on.

“AMP is ideally-positioned to see continued benefits from the long-term megatrends of sustainability and changing consumer preferences,” said Paul Coulson, Chairman of AMP and Chairman & CEO of Ardagh Group S.A. “AMP has a clear growth roadmap for the future, as we invest in support of our customers’ growth. As a leading, pure play beverage can producer, AMP has scale and excellent ESG attributes and Ardagh Group intends to remain a committed, long-term majority shareholder as AMP continues its growth journey.”

“We are delighted to have completed our combination with Gores Holdings V. Over the past five years, our business has grown its position as one of the world’s leading beverage can producers, through our agility and foresight in tapping into emerging consumer and market trends,” said Oliver Graham, CEO of AMP. “AMP’s accelerated growth strategy is timely and deepens our connection with our customers and end consumers, as demand for sustainable beverage cans continues to grow. We recently reported very strong second quarter results, and confidently look forward to delivering further growth and performance for all of our stakeholders.”

Alec Gores, Chairman and CEO of The Gores Group and Chairman of Gores Holdings V, said, “AMP has established itself as the pre-eminent pure play beverage can company, and today’s milestone marks the Company’s next stage of growth. As a standalone public company, AMP is well-positioned to strengthen its market leadership as it capitalizes on its significant expansion opportunities amid favorable sustainable product demand dynamics. We are thrilled to have partnered with Paul, Oliver and AMP’s high-quality management team and look forward to AMP’s continued success.”

“AMP’s relentless focus on product innovation and meeting customers’ needs have driven its rapid success to-date, uniquely positioning it as one of the industry’s only scaled companies,” said Mark Stone, Senior Managing Director of The Gores Group and CEO of Gores Holdings V. “Consumers around the world continue to become increasingly environmentally-conscious, and AMP’s entry into the public markets will solidify its leadership position as it delivers highly differentiated, 100% sustainable products to a global customer base.”

Transaction Details

As a result of the Business Combination, AMP has received approximately $1.0 billion gross proceeds. Ardagh Group will retain a stake of approximately 82% in AMP and, as mentioned above, intends to remain a committed long-term majority owner of the business.

Advisors

Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC acted as financial advisors and capital markets advisors to Gores Holdings V and as joint lead placement agents on the PIPE. Weil, Gotshal & Manges, LLP and Loyens & Loeff N.V. acted as legal advisors to Gores Holdings V.

Citigroup acted as exclusive financial advisor to Ardagh and acted as joint lead placement agent on the PIPE. Shearman & Sterling LLP acted as legal advisor to Ardagh.

About Ardagh Metal Packaging

Ardagh Metal Packaging (NYSE: AMBP), is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing close to 5,000 employees and had sales of approximately $3.5 billion in 2020.

About Ardagh Group

Ardagh Group (NYSE: ARD) is a leading global supplier of infinitely recyclable, sustainable metal and glass packaging solutions for brand owners around the world. Our substrates comprise metal beverage cans and glass beverage and food containers. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with annual sales of approximately $7 billion.

About Gores Holdings V, Inc.

Gores Holdings V is a special purpose acquisition company sponsored by an affiliate of The Gores Group for the purpose of effecting a merger, acquisition, or similar business combination. Gores Holdings V completed its initial public offering in August 2020, raising approximately $525 million in cash proceeds. Gores’ strategy is to identify and complete business combinations with market leading companies with strong equity stories that will benefit from the growth capital of the public equity markets and be enhanced by the experience and expertise of Gores’ long history and track record of investing in and operating businesses for over 35 years. To date, affiliates of The Gores Group have announced or closed eight business combinations representing $38 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), and Sonder (pending; Gores Metropoulos II, Inc.).

About The Gores Group, LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the extensive industry knowledge and decades long experience. Gores Holdings V and The Gores Group are separate entities with separate management, although there is overlap in size and industry of target acquisition and personnel involved. For more information, please visit www.gores.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts:

For inquiries regarding Ardagh Group or AMP:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou
Managing Director
The Gores Group
jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan
Sard Verbinnen & Co
GoresGroup-SVC@sardverb.com